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William C. Glynn
President


May 9, 2000


A.J. Schwartz, Esq.
Morris, Laing, Evans, Brock & Kennedy, Chartered
Fourth floor
200 West Douglas
Wichita, Kansas 57202-3084


Dear A.J.:

This letter responds to your letter of May 5, 2000 to Mr. Richard Hokin of Intermountain Industries, Inc. ("Intermountain"), in which you asked for additional time to respond to Intermountain's offer to acquire all the outstanding shares of Petroglyph Energy, Inc. ("Petroglyph") Intermountain does not currently own.

While we are sensitive, as we are sure you are, to Petroglyph's acute cash needs and therefore the need to proceed expeditiously to resolve this matter if Petroglyph's asset values are to be preserved for the benefit of all Petroglyph's shareholders, we also recognize the need for you, as sole member of a special independent committee of the Petroglyph board of directors, to proceed carefully and deliberately to evaluate the fairness of Petroglyph's offer. In that regard, we are encouraged by what you told me when we spoke today by telephone, particularly that you have interviewed several investment banking firms, that you are prepared imminently to select one to assist you in evaluating Intermountain's offer and that you believe you will be able, with the assistance of the investment bank you select, to make a preliminary determination by Wednesday, May 17, 2000.

We are pleased to provide you with the additional time you have requested to do your job in a careful and deliberate manner. Accordingly, Intermountain hereby extends through May 17, 2000 the time for expiration of our offer.

We look forward to hearing further from you.

Sincerely yours,

/s/ Bill

William C. Glynn

cc:  Mssrs. Richard Hokin
            Eugene C. Thomas
            Robert C. Murdock